Exhibit 99.1
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Record production, underlying earnings, cash flow and investment
13 February 2008
•	Record underlying EBITDA* of $13,920 million, 11 per cent above 2006.

•	Record underlying earnings* of $7,443 million, one per cent above 2006.

•	Net earnings* were $7,312 million, two per cent below 2006.

•	Cash flow from operations up 15 per cent to a record of $12,569 million.

•	Annual production records set for iron ore, bauxite, aluminium, refined gold and refined copper, on a like for like basis.

•	Record capital expenditure of $5.0 billion, a 25 per cent rise over 2006, reflected continuing investment in value adding growth projects.

•	Record new capital commitments exceeding $8 billion (100% basis) announced in 2007, including the Yarwun alumina expansion, two new iron ore mines in the Pilbara and the Cape Lambert port expansion.

•	Alcan acquisition successfully completed and Alcan’s results included with effect from 24 October 2007. Rio Tinto established as a global leader in bauxite and aluminium, with a clear pathway to leadership in alumina. Integration progresses, with $940 million of post tax synergies targeted from the end of 2009.

•	New milestones in the expansion of the Group’s iron ore business reached: the 24 million tonne per annum Dampier port expansion completed on time and on budget and first production from Hope Downs mined three months ahead of schedule.

•	Ordinary dividend for the 2007 year increased 31 per cent to 136 US cents, with a further commitment to increase the 2008 and 2009 dividends by at least 20 per cent in each year.

•	First major sale announced from $15 billion divestment target with Greens Creek sold for $750 million.

Full year to 31 December
(All dollars are US$ millions unless otherwise stated)	2007	2006	Change

Underlying EBITDA*	13,920	12,524	+11%

Underlying earnings*	7,443	7,338	+1%

Net earnings*	7,312	7,438	-2%

Cash flow from operations (incl. dividends from equity accounted units)	12,569	10,923	+15%

Underlying earnings per share — US cents	578.9	550.3	+5%

Earnings per share — US cents	568.7	557.8	+2%

Ordinary dividends per share — US cents	136.0	104.0	+31%

*	Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 4. EBITDA is defined on page 30. Underlying EBITDA excludes the same items that are excluded from underlying earnings.

Continues	Page 2 of 33
Chairman’s comments
Rio Tinto’s chairman Paul Skinner said, “2007 was another successful year of significant achievement for Rio Tinto, with record sales generating our fourth consecutive year of record underlying earnings and record cash flows. We also invested at unprecedented levels in the future growth of the business, with the $38 billion Alcan acquisition and a series of high quality investment projects from our current portfolio.
“We continued to achieve high prices for our products, and our assessment of the economic and demand outlook remains very positive, despite recent unsettled conditions in the financial markets. The strong increases seen in global minerals demand are driven by demographic and economic fundamentals in fast-growing countries like China and India, whose large populations continue to urbanise. These long term trends are driven by domestic developments, and are therefore largely insulated from any potential near term weakness in western economies.
“With supply side constraints across the mining industry unlikely to ease in the near future, commodity prices are expected to stay high by historic standards in 2008 and well beyond.
“Rio Tinto’s portfolio positions the Group exceptionally well to benefit from the growth in demand. In October 2007, the Group completed the acquisition of Alcan Inc., establishing Rio Tinto as a global leader in the aluminium sector. Our superior position in the supply of iron ore to Asia was reinforced during the year with record production and shipments. We have established a pathway to treble future iron ore production.
“In copper, our foothold in many of the world’s best ore bodies was enhanced, with La Granja in Peru in particular turning out to be an even more valuable prospect than first envisaged.
“We believe that the Group’s pipeline of growth projects is second to none, and the proven capability of Rio Tinto management in project execution and efficient operational performance gives the Board great confidence in our ability to deliver substantial value to shareholders. The smooth transition in executive leadership during a very busy year was a significant achievement.
“Rio Tinto’s confidence in the outlook for its business, growth prospects and markets, is reflected in the 31 per cent increase in the ordinary dividend for the 2007 full year, and our forward commitment to increase the dividend by at least 20 per cent in 2008 and again in 2009.
“As you know, we recently received a pre-conditional offer from BHP Billiton to acquire all of the shares in Rio Tinto. After careful consideration, our Boards have unanimously rejected the offer on the basis that it is not in the best interests of shareholders. BHP Billiton’s offer, while improved, still fails to recognise fully the underlying value of Rio Tinto’s quality assets and prospects.
“Our Boards believe that these strong 2007 annual results illustrate that Rio Tinto is ideally placed to continue to create substantial future value for shareholders, which remains its first priority. With our combination of clear strategy, world class assets and outstanding people we are well positioned to deliver on this objective.”
Chief executive’s comments
Tom Albanese, Rio Tinto’s chief executive said, “Rio Tinto had a stellar year in 2007, ahead of market expectations, and we’re aiming for new heights in 2008. In an era of rising demand and rising prices, the value of our assets stands out, with their long resource lives, competitive cost positions and options for value-adding expansions. This is especially clear in products such as iron ore and aluminium where prices are based on high marginal costs of production in China.

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“Rio Tinto is a great business with excellent prospects. I am firmly committed to capturing and delivering more value for shareholders as we boost operational performance and expand our high quality asset base.
“The Group set production records in iron ore, bauxite, aluminium, refined gold and refined copper on a comparable basis, as our increasing capital investment programme continued to deliver benefits. I am especially pleased to report that our excellent safety record improved again for a ninth consecutive year.
“Our acquisition of Alcan in 2007 has enhanced our position in the aluminium industry from a competitive regional player to the global industry leader with a unique combination of large resources, sustainable hydro power, and industry leading technology. We are a leader in the production of aluminium and bauxite globally, with an established pathway to leadership in alumina through the development of our competitively positioned Yarwun and Gove projects. During 2007, we approved an investment of $1.8 billion to expand the Yarwun alumina refinery by two million tonnes per year by 2011.
“Integration of the Alcan assets with Rio Tinto’s is going well, and in November we announced we had increased our targeted synergy benefits up from $600 million to $940 million after tax annually from the end of 2009.
“In iron ore, we have an outstanding business with exceptional production growth and demand potential. In the near term, we are on target to reach production of 220 million tonnes** in 2009. During 2007 we committed an additional $3.6 billion in iron ore projects to expand Cape Lambert port capacity from 55 to 80 million tonnes with associated infrastructure, to expand Hope Downs from 22 to 30 million tonnes per annum, and to bring on the Mesa A and Brockman 4 mine development projects totalling nearly 50 million tonnes per annum.
“Our large capital projects in the Pilbara in Western Australia remain on schedule and on budget in a challenging environment.
“Over the longer term, we have outlined our capability to produce 600 million tonnes** of iron ore annually based on an unrivalled and unconstrained Pilbara port and rail infrastructure and our extensive global resource and mineralisation position. In Guinea, our Simandou project represents a major new iron ore province of high quality ore, which is reminiscent of the Pilbara in its earliest phases of development.
“Successful exploration activity at La Granja in Peru identified up to eight billion tonnes of mineralisation, potentially capable of supporting a 500,000 tonne per annum operation, enhancing our copper growth pipeline. We continue to add resources to Kennecott Utah Copper in Utah, USA, extending the life of an outstanding asset.
“In our other product groups, our ilmenite project in Madagascar will be completed on schedule around the end of the year, and we are already studying an expansion to two million tonnes per annum. The underground block cave development at the Argyle diamond mine is making good progress, with the value recovery programme identifying a number of opportunities.
“Cost escalation in the industry continued in 2007. To counter these effects, we are focused on overhead cost reduction, while also investing in cutting-edge technology. We recently announced an alliance with Komatsu to develop a world-leading system to automate our Pilbara iron ore operations.
“Following the Alcan acquisition, our balance sheet has carried more debt, and our goal is a single A credit rating. This will be achieved by using our strong organic cash flows, which are running at the rate of over $1 billion per month, and the proceeds of divestments. We have targeted an overall level of divestment of at least $15 billion of assets. These are all high quality businesses in themselves, but lack the scale or fit to be part of the enlarged Rio Tinto following the Alcan acquisition.

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“Rio Tinto has a clear strategy, assets of the highest quality, outstanding growth options and a proven track record of value creation. Our goal is to make the business work faster at meeting the world’s growing demand, better at leading and shaping our industry, and smarter at creating value for our shareholders.”

** 100 per cent basis.
Net earnings and underlying earnings
In order to provide additional insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

	2007	2006
Year ended 31 December	US$m	US$m
Underlying earnings	7,443	7,338

Items excluded from underlying earnings
Impairment (charges) less reversals	(113)	44
Exchange differences and derivatives	190	14
Other, including non-recurring consequences of Alcan acquisition	(208)	42

Net earnings	7,312	7,438

Commentary on the Group financial results
2007 underlying earnings of $7,443 million and 2007 net earnings of $7,312 million were $105 million above and $126 million below the comparable measures for 2006. The principal factors explaining the movements are set out in the table below.

		Underlying	Net
		earnings	earnings
Year ended 31 December		US$m	US$m
2006		7,338	7,438

Prices	1,364
Exchange rates	(403)
Volumes	516
General inflation	(218)
Mining inflation	(140)
Freight and demurrage	(163)
Energy	(82)
Other cash costs	(57)
Non-cash costs	(201)
Exploration, evaluation and technology costs	(309)
Tax/other	(202)
		105	105
Impairment (charges) less reversals			(157)
Exchange differences and derivatives			176
Other, including non-recurring consequences of Alcan acquisition			(250)

2007		7,443	7,312

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Prices and exchange rates
The effect of price movements on all major commodities was to increase earnings by $1,364 million. Prices for the major products remained strong throughout the year and were higher overall than those experienced in 2006: average copper prices were six per cent higher whilst average aluminium prices were three per cent higher. The strength of the global iron ore market was reflected in the 9.5 per cent increase in the benchmark price, mainly effective from 1 April 2007. The seaborne thermal and coking coal markets were also strong and strengthened further in the second half.
Molybdenum prices averaged $30/lb throughout 2007, an increase of 20 per cent compared with the prior year.
There was significant movement in the US dollar in 2007 relative to the currencies in which Rio Tinto incurs the majority of its costs. The Australian dollar was 11 per cent stronger, the Canadian dollar was six per cent stronger and the South African rand four per cent weaker. The effect of all currency movements was to decrease underlying earnings relative to 2006 by $403 million.
Volumes
Higher sales volumes predominantly from growth projects increased underlying earnings by $516 million compared with 2006. The ramp up of new projects in iron ore (including the Yandicoogina and brownfields expansions), higher volumes of copper in concentrate at Escondida from improved grades, higher refined copper sales from the Kennecott Utah Copper smelter operating at close to capacity and higher diamond grades at Diavik were the main contributors.
Costs
The Group continued to invest further in the future development of the business with an increased charge to underlying earnings of $309 million from exploration, evaluation and technology costs. Higher freight and demurrage costs and increased energy costs reduced underlying earnings by $163 million and $82 million, respectively. Significant shipping congestion at the port of Newcastle affected coal sales with a resulting impact on costs at Rio Tinto Coal Australia, through higher demurrage and a higher unit cost of sale. Higher contractor, maintenance and input costs were experienced throughout the Group, notably in the iron ore and copper operations, as industry supply constraints persisted.
An increase in non cash costs reduced 2007 earnings by $201 million compared with 2006, following the completion of several large capital investment projects.
Other
The effective tax rate on underlying earnings, excluding equity accounted units, was 25.7 per cent compared with 24.2 per cent in 2006. The tax charge in 2007 was reduced by $392 million as a result of the impact of the reduction in the Canadian tax rate enacted in December 2007 on deferred tax provisions. The 2006 tax rate benefited from $335 million of US Alternative Minimum Tax credits, which were recognised on the balance sheet as a result of improved prospects for recovery of these from future taxable earnings from our US operations, as well as the utilisation of $140m of previously unrecognised tax assets.
Alcan’s contribution to underlying earnings for the nine weeks to 31 December 2007 was $424 million, including a benefit relating to the change in the Canadian tax rate as described above. Exploration divestments increased 2007 underlying earnings by $139 million relative to 2006. A higher interest charge from an increase in net debt following the Alcan acquisition reduced earnings by $248 million relative to 2006.
Items excluded from underlying earnings
In 2007 an impairment charge of $328 million after tax was recognised at Argyle following a decline in value from large increases in the estimated capital costs of the underground project. This was partly offset by the reversal of the residual impairments of Tarong Coal

Continues	Page 6 of 33
and Palabora following changes in circumstances that create good prospects for recovery of the restored carrying values.
Other exclusions from underlying earnings in 2007, a charge of $208 million, mainly comprised non-recurring consequences of the Alcan acquisition. Of this total, $146 million resulted from the sale of Alcan inventories that were revalued based on selling prices at the date of acquisition. The balance primarily relates to other Alcan acquisition and integration costs.
Net earnings in 2006 included net impairment reversals totalling $44 million. Impairments were reversed at Kennecott Utah Copper and the Iron Ore Company of Canada which more than offset impairment charges at Argyle and Tarong Coal.
Cash flow
Cash flow from operations, including dividends from equity accounted units, was a record $12,569 million, 15 per cent higher than in 2006.
The Group invested at record levels, in particular in expansion projects. Net capital expenditure on property, plant and equipment and intangible assets was $4,968 million in 2007, an increase of $980 million over 2006. This included the completion of the second phase of the Dampier port and Yandicoogina iron ore mine expansions, as well as construction of the Hope Downs iron ore mine in Western Australia, the expansion of the Yarwun alumina refinery, the A418 dike construction at the Diavik diamond mine and the Madagascar ilmenite mine.
Dividends paid in 2007 of $1,507 million were $1,066 million lower than dividends paid in 2006 which included a special dividend of $1.5 billion. The share buy back programme was discontinued after the announcement of the Alcan acquisition on 12 July 2007: returns to shareholders from the on-market buy back of Rio Tinto plc shares in 2007 totalled $1,611 million (net of $13 million proceeds from the exercise of options), compared with $2,339 million in 2006.
Balance sheet
Rio Tinto commissioned expert valuation consultants to advise on the fair values of Alcan’s assets. As required under International Financial Reporting Standards (IFRS), the tangible and intangible assets of the acquired business have been uplifted to fair value. The residue of the purchase price not allocated to specific assets and liabilities has been attributed to goodwill. The provisional values incorporated in the 2007 financial statements will be subject to revision within 12 months of the date of acquisition as permitted by the relevant accounting standard, IFRS 3.
The completion of the Alcan acquisition led to the drawdown of $38 billion of debt. This, together with the debt held by Alcan on acquisition, resulted in an increase in net debt of $42.7 billion to $45.2 billion at 31 December 2007. Debt to total capital duly rose to 63 per cent and interest cover was 20 times.
Profit for the year
IFRS require that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. For 2007, the profit for the year was $7,746 million (2006 $7,867 million) of which $434 million (2006 $429 million) was attributable to outside shareholders, leaving $7,312 million (2006 $7,438 million) of net earnings attributable to Rio Tinto shareholders. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.

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Dividends
The Group has a progressive dividend policy and a multi decade track record of continual dividend growth over time. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 11 February 2008. The interim and final dividends are summarised below.

Ordinary dividend per share	2007	2006

Rio Tinto Group
Interim (US cents)	52.00	40.00
Final (US cents)	84.00	64.00

Total dividend (US cents)	136.00	104.00

Rio Tinto plc
Interim (pence)	25.59	21.42
Final (pence)	43.13	32.63

Total dividends (pence)	68.72	54.05

Rio Tinto Limited
Interim (Australian cents)	60.69	52.48
Final (Australian cents)	93.02	82.84

Total dividends (Australian cents)	153.71	135.32
The 2007 full year dividend represents a 31 per cent increase on the previous year. Increases of at least 20 per cent in each year have already been announced for 2008 and 2009.
Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the reasonably foreseeable future.
The respective dividends will be paid on Friday 11 April 2008 to holders of ordinary shares, with ADR holders to be paid on Monday 14 April 2008. This will apply to Rio Tinto plc and ADR shareholders on the register at the close of business on Friday 22 February 2008 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday 26 February 2008. The ex-dividend date for Rio Tinto plc, Rio Tinto Limited and Rio Tinto ADR shareholders will be Wednesday 20 February 2008.
As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is Wednesday 19 March 2008.

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Rio Tinto financial information by business unit

	Rio Tinto
Year ended 31 December	interest		Gross sales revenue (a)		EBITDA (b)		Net earnings (c)
US$ millions	%		2007	2006	2007	2006	2007	2006
Iron Ore
Hamersley (inc. HIsmelt)	100.0		6,155	4,416	3,427	2,611	2,151	1,673
Robe River (d)	53.0		1,640	1,379	991	902	503	461
Iron Ore Company of Canada	58.7		943	1,051	298	441	104	145
Rio Tinto Brasil	100.0		61	92	(1)	27	(12)	13

Product group operations			8,799	6,938	4,715	3,981	2,746	2,292
Evaluation projects/other			—	—	(98)	(45)	(95)	(41)

			8,799	6,938	4,617	3,936	2,651	2,251

Energy
Rio Tinto Energy America	100.0		1,560	1,428	331	302	132	177
Rio Tinto Coal Australia	(e	)	2,272	2,344	510	920	246	490
Rössing	68.6		486	229	235	71	95	27
Energy Resources of Australia	68.4		303	239	135	79	38	17

Product group operations			4,621	4,240	1,211	1,372	511	711
Evaluation projects/other			—	—	(29)	(14)	(27)	(5)

			4,621	4,240	1,182	1,358	484	706

Aluminium
Rio Tinto Aluminium	(f	)	3,511	3,493	1,314	1,389	695	763
Alcan			3,798	—	415	—	424	—

Product group operations			7,309	3,493	1,729	1,389	1,119	763
Evaluation projects/other			—	—	(28)	(24)	(22)	(17)

			7,309	3,493	1,701	1,365	1,097	746

Copper
Kennecott Utah Copper	100.0		3,539	2,829	2,614	2,111	1,649	1,810
Escondida	30.0		3,103	2,575	2,510	2,105	1,525	1,250
Grasberg joint venture	(g	)	461	373	296	258	159	122
Palabora	57.7		689	588	202	203	58	52
Kennecott Minerals	100.0		338	277	175	139	106	105
Northparkes	80.0		371	437	212	346	137	229

Product group operations			8,501	7,079	6,009	5,162	3,634	3,568
Evaluation projects/other			—	—	(200)	(44)	(155)	(30)

			8,501	7,079	5,809	5,118	3,479	3,538

Diamonds & Minerals
Diamonds	(h	)	1,020	838	539	491	280	211
Iron and Titanium			1,673	1,449	471	428	164	152
Rio Tinto Minerals	(i	)	1,228	1,174	227	196	84	91

Product group operations			3,921	3,461	1,237	1,115	528	454
Evaluation projects/other			—	—	(46)	(54)	(40)	(48)

			3,921	3,461	1,191	1,061	488	406

Other Operations			367	229	30	39	15	33

			33,518	25,440	14,530	12,877	8,214	7,680
Other items					(635)	(252)	(526)	(241)
Exploration and evaluation					25	(101)	20	(84)
Net interest							(265)	(17)

Underlying earnings					13,920	12,524	7,443	7,338
Items excluded from underlying earnings					(309)	42	(131)	100

Total			33,518	25,440	13,611	12,566	7,312	7,438

Depreciation & amortisation in subsidiaries					(2,115)	(1,509)
Impairment reversal/(charge)					(58)	396
Depreciation & amortisation in equity accounted units					(310)	(275)
Taxation and finance items in equity accounted units					(973)	(826)

Profit on ordinary activities before finance items and tax					10,155	10,352

References above are to notes on page 30

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Rio Tinto financial information by business unit (continued)
Year ended 31 December
US$ millions

	Rio		Capital		Depreciation		Operating
	Tinto		Expenditure		&		assets
	interest		(j)		amortisation		(k)
	%		2007	2006	2007	2006	2007	2006

Iron Ore
Hamersley (inc. HIsmelt)	100.0		1,597	1,700	352	231	6,133	4,317
Robe River (d)	53.0		241	104	104	90	1,877	1,593
Iron Ore Company of Canada	58.7		163	151	78	58	869	651
Rio Tinto Brasil	100.0		30	18	9	8	135	97
Other			34	8	3	—	24	4

			2,065	1,981	546	387	9,038	6,662

Energy
Rio Tinto Energy America	100.0		226	262	131	116	1,163	1,097
Rio Tinto Coal Australia	(e	)	226	251	165	170	1,802	1,397
Rössing	68.6		57	38	13	6	151	68
Energy Resources of Australia	68.4		80	31	50	32	296	201
Other			—	—	3	—	34	—

			589	582	362	324	3,446	2,763

Aluminium
Rio Tinto Aluminium	(f	)	295	236	303	266	4,144	3,607
Alcan			317	—	315	—	44,047	—

			612	236	618	266	48,191	3,607

Copper
Kennecott Utah Copper	100.0		282	295	251	151	1,694	1,789
Escondida	30.0		170	155	98	96	1,045	792
Grasberg joint venture	(g	)	76	45	24	43	410	412
Palabora	57.7		27	18	41	40	84	104
Kennecott Minerals	100.0		84	78	24	26	236	198
Northparkes	80.0		55	16	22	48	151	89
Other			22	57	1	—	498	341

			716	664	461	404	4,118	3,725

Diamonds & Minerals
Diamonds	(h	)	525	257	181	182	1,241	1,058
Iron and Titanium			494	252	119	112	2,202	1,522
Rio Tinto Minerals	(i	)	71	108	82	77	1,165	1,160
Other			17	—	—	—	24	4

			1,107	617	382	371	4,632	3,744

Other Operations			37	23	2	2	139	208

			5,126	4,103	2,371	1,754	69,564	20,709

Other items			144	174	54	30	360	(40)
Less: equity accounted units			(302)	(289)	(310)	(275)	—	—

Total			4,968	3,988	2,115	1,509	69,924	20,669

Less: Net debt							(45,152)	(2,437)

Total Rio Tinto shareholders’ equity							24,772	18,232

References above are to notes on page 30

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Review of operations
Comparison of underlying earnings
2007 underlying earnings of $7,443 million were $105 million above 2006 underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$m
2006 underlying earnings	7,338

Iron ore	454
Aluminium	356
Copper	66
Energy	(200)
Diamonds & Minerals	74
Product group evaluation projects/other	(198)
Other operations	(18)
Central exploration, evaluation and technology	(61)
Interest	(248)
Other	(120)

2007 underlying earnings	7,443

All subsequent references to earnings within the business unit section refer to underlying earnings. Production numbers represent the Rio Tinto share.
Iron ore

	2007	2006	Change

Production (million tonnes — Rio Tinto share)	144.7	132.8	+9%
Gross sales revenue ($ millions)	8,799	6,938	+27%
Product group earnings ($ millions)	2,746	2,292	+20%
Evaluation projects/other ($ millions net of tax)	(95)	(41)	+132%
EBITDA ($ millions)	4,617	3,936	+17%
Capital expenditure ($ millions)	2,065	1,981	+4%
Market conditions
In an iron ore market as tight as ever experienced, the success of the Pilbara Blend product was evidenced by sales achieving the benchmark price throughout the year. The price outlook for the 2008 contract year remains very positive, with spot prices in China substantially above prevailing contract prices.
Hamersley
Earnings of $2,151 million were $478 million above 2006. In 2007, Hamersley achieved record shipments of 109 million tonnes, up 12 per cent on the previous year, reflecting strong customer demand. Hamersley also achieved record production following the completion of the second phase mine, port and rail expansions. The $1 billion Hope Downs mine railed its first production in November 2007, three months ahead of schedule and the second phase of the Dampier port and Yandicoogina mine expansions were completed on schedule and on budget.

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Hamersley’s 2007 earnings include a net loss of $50 million for the pilot HIsmelt plant (2006: $30 million net loss). The plant reached operation levels approaching nameplate capacity in December. This brought the total annual production of pig iron to 114,870 tonnes for 2007 from 88,733 tonnes in 2006, as the plant ramps up to 800,000 tonnes per annum nameplate capacity.
Robe River
Earnings of $503 million were $42 million above 2006, with higher prices compensating for a stronger Australian dollar and higher input costs.
Iron Ore Company of Canada
Earnings of $104 million were $41 million below 2006. 2007 production was affected by the previously reported seven week strike which occurred in the first and second quarters of the year and concluded with a five year wage agreement. These lower volumes together with the impact of the stronger Canadian dollar were only partly mitigated by higher prices.
Rio Tinto Brasil
Lower sales volumes attributable to low water levels on the Paraguay river and higher input costs turned earnings of $13 million in 2006 into a loss of $12 million in 2007.
Iron ore projects
Iron ore projects are now reported within the product group. Expenditure at the Simandou project in Guinea accelerated as the pre-feasibility study moved forward. Simandou is a world class opportunity to develop a large new high quality iron ore province facing the Atlantic basin.
Energy

	2007	2006	Change

Production (Rio Tinto share)
Coal (million tonnes)
US	125.1	125.3	0%
Hard coking coal	6.2	5.9	+5%
Other Australian	24.4	31.2	-22%
Uranium (000’s pounds)	12,616	12,561	0%
Gross sales revenue ($ millions)	4,621	4,240	+9%
Product group earnings ($ millions)	511	711	-28%
Evaluation projects/other ($ millions net of tax)	(27)	(5)	+440%
EBITDA ($ millions)	1,182	1,358	-13%
Capital expenditure ($ millions)	589	582	+1%
US Coal — Rio Tinto Energy America
Earnings of $132 million were $45 million below 2006, with improved prices offset by higher costs and increased taxes. Production records set at the Spring Creek and Antelope mines, as expansion projects neared completion, offset lower production at Jacobs Ranch and Colowyo.
Asia Pacific seaborne coal markets
Asian seaborne thermal coal prices continued to rise sharply throughout 2007 mainly due to supply disruptions from key producing countries. Issues relating to infrastructure controlled by external parties are likely to maintain market tightness for the foreseeable future.

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Rio Tinto Coal Australia
Earnings of $246 million were $244 million below 2006, with higher demurrage and energy costs, lower thermal coal sales and lower realised prices.
In general, production at the Australian coal mines continued to be constrained by rail and port constraints in Queensland and New South Wales and reduced tonnage of rail and port allotments in Queensland, which curtailed mined production, despite the generally favourable market conditions.
Uranium markets
Market sentiment continued to be positive during 2007. Supply from a number of producers fell short of expectations in 2007 while demand rose from new reactors, notably in China, and higher utilisation rates were experienced in the nuclear industry. These factors have contributed to tighter markets and an improvement in the longer term outlook for uranium demand.
Rössing
Earnings of $95 million, which were $68 million above 2006, benefited from positive market conditions and improved pricing. There was an increase in stripping and exploratory drilling in preparation for mine expansion.
Energy Resources of Australia
Earnings of $38 million were $21 million above 2006. Prices continued to benefit from the gradual replacement of legacy contracts with newer contracts written in an environment of higher prices. The exploration and evaluation programme focused on infill drilling to support the previously announced mine extension as well as the pre-feasibility study into a further mine expansion. In 2008, attention will be focused on defining the Ranger 3 Deeps deposit.
Energy projects
Energy projects are now reported within the product group. The increased charge in 2007 relates mainly to Rio Tinto’s share of expenditure for the Hydrogen Energy joint venture.
Aluminium

	2007	2006	Change

Production (Rio Tinto share)
Bauxite (000 tonnes)	21,022	16,319	+29%
Alumina (000 tonnes)	3,877	3,247	+19%
Aluminium (000 tonnes)	1,480	845	+75%
Gross sales revenue ($ millions)	7,309	3,493	+109%
Product group earnings ($ millions)	1,119	763	+47%
Evaluation projects/other ($ millions net of tax)	(22)	(17)	+29%
EBITDA ($ millions)	1,701	1,365	+25%
Capital expenditure ($ millions)	612	236	+159%
The $38 billion acquisition of Alcan during 2007 established Rio Tinto Aluminium as an aluminium sector leader. It is anticipated to be a value accretive transaction for shareholders based on a very positive demand outlook and growing supply constraints in China. Alcan’s contribution to underlying earnings for the nine weeks to 31 December 2007 was $424 million. This included a benefit relating to the change in the Canadian corporate tax rate.
Prices
The average aluminium price of 120 cents per pound was three per cent above the 2006 average price. Global demand growth for 2007 is expected to exceed ten per cent.

Continues	Page 13 of 33
Rising LME inventories towards the end of 2007 and strong growth in global output pushed aluminium prices lower in the second half of the year. The net effect of price movements increased earnings by $79 million.
Bauxite
Excluding the impact of the Alcan acquisition which accounted for 2,813,000 tonnes, 2007 bauxite production at Weipa was at record levels, 11 per cent higher than the prior year, reflecting increased capacity from the commissioning of the second shiploader.
Alumina
The Alcan acquisition contributed 1,144,000 tonnes of alumina production in 2007. At the time of the acquisition, a 1.8 million tonne per annum expansion of Alcan’s Gove refinery was nearing completion, bringing expected total capacity to 3.8 million tonnes per annum. The final months of the year saw continued ramping up of the expansion which is expected to reach full nameplate capacity by the end of 2008.
Aluminium
Excluding the Alcan acquisition, aluminium production was relatively stable versus the prior year with annual production records achieved at Bell Bay, Boyne Island and Tiwai Point. The Alcan acquisition accounted for 618,000 tonnes in 2007.
Aluminium projects
Aluminium projects are now reported within the product group. The increased charge primarily related to the Abu Dhabi and Sarawak projects as they progressed during the year.
Copper

	2007	2006	Change

Production (Rio Tinto share)	737.9	803.5	-8%
Mined copper (000 tonnes)	390.0	299.2	+30%
Refined copper (000 tonnes)	14.9	16.8	-11%
Mined molybdenum (000 tonnes)	1,233	1,003	+23%
Mined gold (000 oz)
Gross sales revenue ($ millions)	8,501	7,079	+20%
Product group earnings ($ millions)	3,634	3,568	+2%
Evaluation projects/other ($ millions net of tax)	(155)	(30)	+417%
EBITDA ($ millions)	5,809	5,118	+14%
Capital expenditure ($ millions)	716	664	+8%
Prices
The average copper price of 324 cents per pound was six per cent above the 2006 average price. The gold price averaged $691 per ounce, an increase of 15 per cent on the prior year, whilst the average molybdenum price was $30 per pound, an increase of 20 per cent compared with 2006. The total impact of price changes, net of the effects of provisional pricing movements, increased earnings by $397 million.
Kennecott Utah Copper
Earnings of $1,649 million were $161 million lower than 2006. Higher volumes of refined copper and improved prices were outweighed by the absence of one-off tax credits of $289 million, following recognition of deferred tax assets in 2006.
Smelter and refinery copper production was 21 per cent higher in 2007 compared with the prior year when major scheduled maintenance was undertaken on the smelter.

Continues	Page 14 of 33
Molybdenum production was 11 per cent lower than 2006 as a result of lower ore grade and high limestone levels in the orebody.
Escondida
Earnings of $1,525 million were $275 million above 2006, benefiting from higher prices and additional volumes from higher copper grades and a full year of refined copper production from sulphide leaching.
Grasberg joint venture
Earnings of $159 million were $37 million above 2006, mainly attributable to higher gold volumes. Variances in the metal sharing rates for 2007 were a major factor in lowering Rio Tinto’s share of copper production and increasing its share of gold production in 2007, compared with 2006.
Kennecott Minerals
Earnings of $106 million were $1 million above 2006. The effects of higher prices for gold, silver and lead and higher gold volumes compensated for the absence of one-off tax credits.
Palabora
Earnings of $58 million, which were $6 million above the prior year, benefited from higher prices and volumes, achieved largely due to a nine per cent increase in underground production.
Northparkes
Earnings of $137 million were $92 million below 2006 attributable to the absence of a one-off credit and lower volumes leading to higher unit cash costs. Lower copper production followed an anticipated decline in grades in the E26 block cave and the processing of low grade stockpiles, as the mine transitioned towards production at E48.
Copper projects
Copper projects are now reported within the product group. Higher costs were incurred as the projects progressed through the various stages of evaluation.
Exploration at the La Granja project in Peru discovered four new bodies of porphyry copper mineralisation in addition to extensions to the original La Granja deposit. Targeted mineralisation at the property is now up to eight billion tonnes of up to half a per cent copper equivalent.
Exploration and evaluation drilling continued at the 55 per cent owned Resolution copper project in the US. There is significant potential to expand the deposit as it remains open in several directions. Recent high-grade intersections suggest further upside on deposit grade.
At the Oyu Tolgoi copper project in Mongolia, Rio Tinto holds a 9.9 per cent equity interest in property owner Ivanhoe Mines and a 16 per cent interest in Entree Gold who share the adjacent Javhlant concession with Ivanhoe. Exploration by Ivanhoe on the Javhlant concession led to discovery of the Heruga porphyry copper-gold deposit at a depth of over 850 metres. The deposit remains open in several directions and delineation drilling continues.
Provisional pricing
At the end of 2007 the Group had 270 million pounds of copper sales that were provisionally priced at 304 cents per pound. The final price of these sales will be determined in 2008. The net effect of the provisional pricing movements in 2007 resulted in a benefit to earnings of $34 million compared with an earnings benefit of $224 million in 2006.

Continues	Page 15 of 33
Diamonds & Minerals

	2007	2006	Change

Production (Rio Tinto share)
Diamonds (000 carats)	26,023	35,162	-26%
Titanium dioxide (000 tonnes)	1,458	1,415	+3%
Borates (000 tonnes)	560	553	+1%
Gross sales revenue ($ millions)	3,921	3,461	+13%
Product group earnings ($ millions)	528	454	+16%
Evaluation projects/other ($ millions net of tax)	(40)	(48)	-17%
EBITDA ($ millions)	1,191	1,061	+12%
Capital expenditure ($ millions)	1,107	617	+79%
Diamond markets
The Christmas holiday period in the U.S. was assessed as generally weak overall, with many jewellers reporting declines in sales compared with 2006. The tight supply outlook for rough diamonds is expected to lead to healthy demand in 2008, especially for better quality rough diamonds. In the cutting centres, manufacturers’ margins are likely to remain under pressure, due to a weak US dollar and rough price growth outpacing polished prices.
Argyle
Earnings of $87 million were $23 million above 2006, mainly attributable to higher rough sales, higher polished pink tender prices and a one-off tax benefit.
Diavik
Earnings of $193 million were $54 million above 2006. The effect of the stronger Canadian dollar was more than compensated by higher production as mining was almost exclusively from the higher grade A154S pipe in 2007 compared with a blend of A154S and A154N pipes in 2006.
Murowa
Earnings from Murowa of $3 million were $7 million below 2006, attributable to lower volumes arising from a strategy to increase stripping so as to improve pit stability.
Rio Tinto Iron & Titanium
Earnings of $164 million were $12 million above 2006. Demand for titanium dioxide chloride feedstock and metallic and zircon co-products remained firm, leading to improved prices for the year. Higher volumes and the one-off benefit of a lower Canadian corporate tax rate offset the impact of a stronger Canadian dollar.
Rio Tinto Minerals
Earnings of $84 million were $7 million below 2006. Pricing momentum was maintained but was offset by the absence of one-off tax benefits from the prior year.
Diamonds and Minerals projects
Diamonds and Minerals projects are now reported within the product group. Expenditure during the year mainly related to the potash project in Argentina.

Continues	Page 16 of 33
Other operations

	2007	2006	Change

Underlying earnings ($ millions)	15	33	-55%
Closure activities relating to Kelian resulted in a $2 million loss in 2007. This compared with a $13 million profit in 2006 following the sale of the last remaining gold inventories.
A significant tightening of the US mortgage market impacted Kennecott Land’s Project Daybreak. During 2007, 550 residential lots were sold compared with sales of just over 900 lots during 2006. This project is one of the biggest privately owned land developments in the US and is located in a fast growing region with positive demographic trends. It is anticipated to add substantial value to shareholders over time.
Exploration and Evaluation

	2007	2006	Change

Post-tax credit / (charge) ($ millions)	20	(84)	+124%
The post-tax centrally reported exploration charge is presented net of the profit on disposal of exploration properties.
There was a significant step up in exploration and evaluation expenditure (pre-disposals) with a post-tax charge in 2007 of $175 million, compared with $140 million in 2006. As part of Rio Tinto’s continuing focus on optimising its portfolio, $195 million (post-tax earnings) was realised from exploration divestments in 2007 compared with $56 million in 2006.
Two greenfield discoveries, the Chapudi thermal coal deposit in South Africa and the Kintyre uranium deposit in Western Australia, were transferred to product group evaluation teams. Chapudi is an open-pittable resource in excess of one billion tonnes. Kintyre is now being offered for sale. One brownfield discovery, the Caliwingina North channel iron deposit, was transferred to Pilbara Iron adding 875Mt to Rio Tinto’s Pilbara resource base.
Greenfield order of magnitude studies continued at the Bunder project (diamonds, India) and commenced at the Chilubane and Mutamba (ilmenite, Mozambique), Jarandol and Jadar (borates, Serbia) and Namekara (vermiculite, Uganda) deposits. All are scheduled for completion in early to mid 2008. Negotiations continued with the Government of Indonesia on the Contract of Work for the Sulawesi nickel project.
Significant progress at early stage greenfield projects in Australia (zircon), Brazil (bauxite), Canada (potash), Colombia (bauxite) and the US (nickel) is expected to lead to commencement of new order of magnitude studies in the second half of 2008. Several other projects are showing early encouragement and could be fast tracked to this stage.

Continues	Page 17 of 33
Capital projects

Estimated
cost
Project	(100%)	Status/Milestones

Completed in 2007

Iron ore – Expansion of Hamersley’s (Rio Tinto share 100%) Mount Tom Price mine to 28 million tonnes per annum capacity.	$226m	Project completed in March 2007.

Iron ore – Brownfields mine expansion of Hamersley’s (Rio Tinto 100%) Yandicoogina mine from 36 million tonnes per annum to 52 million tonnes per annum.	$530m	First ore was produced in May 2007, with the project completed at the end of the third quarter of 2007 on time and on budget.

Iron ore – Expansion of Hamersley’s (Rio Tinto 100%) Dampier port (Phase B) from 116 million tonnes per annum to 140 million tonnes per annum capacity and additional rolling stock and infrastructure.	$803m	This project was completed at the end of 2007 on schedule and on budget.

Iron ore – Hope Downs development (Rio Tinto share: 50% of mine and 100% of infrastructure). Construction of 22 million tonnes per annum mine and related infrastructure.	$980m	First production occurred in November 2007, three months ahead of schedule. The first train load took place in December 2007.

Ongoing

Copper – Kennecott Utah Copper (Rio Tinto 100%) East 1 pushback. The project extends the life of the open pit to 2017 while retaining options for further underground or open pit mining thereafter.	$170m	The project was approved in February 2005 and work on the pushback continues. The pebble crushing unit was commissioned in the third quarter of 2006.

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT.	$1.0bn	Construction is underway. The budget was revised in 2007. First production is expected at the end of 2008.

Alumina –Expansion of the Gove Alumina Refinery (Rio Tinto 100%) from 2.0 to 3.8 million tonnes per annum.	$2.3bn	Approved in September 2004, the expansion is expected to reach full nameplate capacity by the end of 2008.

Aluminium – Development of the 370,000 tonne per annum greenfield Sohar smelter in Oman (Rio Tinto 20%).	$1.7bn	Approved in February 2005, first production is expected in the third quarter of 2008.

Aluminium – Aluminium spent pot lining recycling plant in Quebec (Rio Tinto 100%).	$180m	Approved in September 2006, the plant is expected to begin pot lining treatment operations in the second quarter of 2008.

Gold – Development of Cortez Hills (Rio Tinto 40%).	$504m	Approved in September 2005, the project continues to focus on permitting requirements. The project is on time and on budget.

Uranium – Rössing (Rio Tinto 68.6%) uranium mine life extension to 2016.	$112m	Approved in December 2005, works are on schedule and on budget to prolong the life of the mine to 2016 and beyond. The mine life extension estimate remains at $82m with $30m of sustaining capital expenditure.

Continues	Page 18 of 33

Estimated
cost
Project	(100%)	Status/Milestones

Ongoing (continued)

Diamonds – Argyle (Rio Tinto 100%) development of underground mine and open pit cutback, extending the life of the mine to 2018.	< $1.5bn	Approved in December 2005, the underground development consisting of 34 km of tunnels and excavations is currently 40% complete. Construction of the major underground infrastructure will commence in February 2008. Full production from the underground mine is on schedule to be achieved by December 2010.

Copper – Northparkes (Rio Tinto 80%) E48 block cave project extending mine life to 2016.	$160m	Approved in November 2006. Underground development has commenced and is on schedule for May 2009 production start.

Energy - Clermont (Rio Tinto 50.1%) will produce 12.2 million tonnes per annum, replacing Blair Athol.	$750m	Approved in January 2007, first shipments are expected in the second quarter of 2010 with full capacity being reached in 2013.

Iron ore – Cape Lambert port expansion (Rio Tinto 53%) from 55 to 80 million tonnes per annum and additional rolling stock and infrastructure.	$952m	Approved in January 2007, the project is forecast to be complete by the end of 2008, with progressive capacity ramp up in the first half of 2009. The estimated capital cost now includes $92m for additional rolling stock and infrastructure.

Iron ore – Wharf upgrade and shiploader replacement at East Intercourse Island (Rio Tinto 100%).	$65m	The project is in progress and is expected to be complete by May 2009.

Alumina – Expansion of Yarwun Alumina Refinery from 1.4 to 3.4 million tonnes per annum.	$1.8bn	Approved in July 2007, the expansion will more than double annual production at Yarwun and is expected to come onstream by 2011.

Iron ore – Expansion of Hope Downs Stage 2 (Rio Tinto 50%) from 22 to 30 million tonnes per annum.	$350m	Approved in August 2007, the expansion will be complete by early 2009.

Recently approved

Diamonds – Construction at Diavik (Rio Tinto 60%) of the underground mining.	$787m	Capital investment of $563 million was approved in November 2007 in addition to $224 million invested in 2006-2007 for the feasibility studies and related capital projects. First production from the underground mine is expected to commence in 2009.

Iron ore – Mesa A development (Rio Tinto 53%): construction of a 25 million tonne per annum mine and related infrastructure.	$901m	Approved in November 2007, the mine is forecast to be complete by 2010 with a progressive ramp up to 25 million tonnes per annum by 2011.

Iron ore – Brockman 4 development (Rio Tinto 100%): construction of a 22 million tonne per annum mine (Phase A) and related infrastructure.	$1,521m	Approved in November 2007, Phase A of the project, to 22 million tonnes is forecast to be complete by 2010, with scope to expand further to 36 million tonnes per annum by 2012.

Continues	Page 19 of 33

Estimated
cost
Project	(100%)	Status/Milestones

Recently approved (continued)

Coking coal – extension and expansion of Kestrel mine (Rio Tinto share 80%).	$991m	Approved in December 2007, the investment will extend the life of the mine to 2031 and increase production to an average of 5.7mtpa.

Nickel – Development of Eagle nickel mine in Michigan, US.	$300m	Approved in December 2007, this high grade nickel and copper mine is expected to commence production in late 2009, delivering 16,000 tonnes of nickel per annum over a seven year period.

Aluminium – Replacement of overhead cranes and upgrade of crane runways on Lines 1 and 2 at Boyne Smelters (Rio Tinto 59.4%).	$270m	Approved in January 2008, the mobile cranes and associated runways on reduction Lines 1 and 2 will be replaced. The project is estimated to be completed by late 2010.

Aluminium – Replacement of Lines 1 and 2 carbon bake furnace at Boyne Smelters (Rio Tinto 59.4%).	$347m	Approved in January 2008, the carbon baking furnace that supplies anodes to Lines 1 and 2 will be replaced. The project is estimated to be completed by mid 2011.

Price & exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price, exchange rate or interest rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

			Effect on full
	Average		year underlying
	price/exchange		earnings
	rate for 2007	Change	US$m
Copper	324c/lb	+/- 32c/lb	360
Aluminium[1]	120c/lb	+/-12c/lb	678
Gold	$691/oz	+/- $69/oz	64
Molybdenum	$30/lb	+/- $3/lb	69

Australian dollar[1]	84USc	+/-8.4USc	494
Canadian dollar[1]	93USc	+/-9.3USc	203
South African rand	14USc	+/-1.4USc	55

US$3 month LIBOR[2]		+/-0.5%	158

[1]	Includes the full year effect of Alcan

[2]	Net interest sensitivity is the full year impact based on net debt at 31 December 2007.

Continues	Page 20 of 33
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Important Information
     In the United States, Rio Tinto will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Rio Tinto may be obtained free of charge by contacting Rio Tinto’s media or investor relations departments or on Rio Tinto’s website at www.riotinto.com. Any documents filed by BHP Billiton, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.
Forward-Looking Statements
This announcement includes forward-looking statements. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

Continues	Page 21 of 33
For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349

Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Continues	Page 22 of 33
Group income statement
      Years ended 31 December

	2007		2006
	US$m		US$m

Gross sales revenue (including share of equity accounted units) (a)	33,518		25,440

Consolidated sales revenue	29,700		22,465

Net operating costs (excluding items shown separately)	(20,750)		(13,650)
Impairment (charges)/reversals	(58)		396
Exploration and evaluation costs (b)	(321)		(237)

Operating profit	8,571		8,974
Share of profit after tax of equity accounted units	1,584		1,378

Profit before finance items and taxation	10,155		10,352

Finance items
Net exchange gains on external debt and intragroup balances	194		46
Net gains on currency and interest rate derivatives not qualifying for hedge accounting	57		35
Interest receivable and similar income	134		106
Interest payable and similar charges	(538)		(160)
Amortisation of discount related to provisions	(166)		(139)

	(319)		(112)

Profit before taxation	9,836		10,240
Taxation	(2,090)		(2,373)

Profit for the year	7,746		7,867

- attributable to outside equity shareholders	434		429
- attributable to equity shareholders of Rio Tinto (Net earnings)	7,312		7,438

Basic earnings per ordinary share (c)	568.7	c	557.8	c
Diluted earnings per ordinary share	566.3	c	555.6	c

Dividends paid during the year (US$m)	1,507		2,573
Dividends per share: paid during the year
- regular dividends	116.0	c	81.5	c
- special dividend	—		110.0	c
Dividends per share: proposed in the announcement of the results for the year
- final dividend	84.0	c	64.0	c

(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$3,818 million (2006: US$2,975 million) in addition to Consolidated sales revenue, which relates only to subsidiary companies.

(b)	Exploration and evaluation costs are stated net of gains on disposal of undeveloped properties totalling US$253 million (2006: US$46 million).

(c)	For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,285.8 million (2006: 1,333.4 million), being the average number of Rio Tinto plc shares outstanding of 1,000.1 million (2006: 1,047.7 million), plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 285.7 million (2006: 285.7 million).

Continues	Page 23 of 33
Group cash flow statement
Years ended 31 December

	2007	2006
	US$m	US$m

Cash flow from consolidated operations	10,805	9,196
Dividends from equity accounted units	1,764	1,727

Cash flows from operations	12,569	10,923

Net interest paid	(489)	(128)
Dividends paid to outside shareholders of subsidiaries	(168)	(193)
Tax paid	(3,421)	(2,799)

Cash flow from operating activities	8,491	7,803

Cash used in investing activities
Net acquisitions of subsidiaries, joint ventures & associates	(37,526)	(279)
Purchase of property, plant & equipment and intangible assets	(5,000)	(3,992)
Sales of financial assets	49	293
Purchases of financial assets	(273)	(167)
Other investing cash flows	8	56

Cash used in investing activities	(42,742)	(4,089)

Cash flow before financing activities	(34,251)	3,714

Cash from/(used in) financing activities
Equity dividends paid to Rio Tinto shareholders	(1,507)	(2,573)
Own shares purchased from Rio Tinto shareholders	(1,624)	(2,370)
Proceeds from issue of ordinary shares in Rio Tinto	13	31
Proceeds from additional borrowings	39,195	483
Repayment of borrowings	(1,034)	(1,102)
Other financing cash flows	54	142

Cash from/(used in) financing activities	35,097	(5,389)

Effects of exchange rates on cash and cash equivalents	(27)	30

Net increase/(decrease) in cash and cash equivalents	819	(1,645)

Opening cash and cash equivalents	722	2,367

Closing cash and cash equivalents	1,541	722

Cash flow from consolidated operations
Profit for the year	7,746	7,867
Adjustments for:
Taxation	2,090	2,373
Finance items	319	112
Share of profit after tax of equity accounted units	(1,584)	(1,378)
Impairment charges/(reversals)	58	(396)
Depreciation and amortisation	2,115	1,509
Provisions	308	60
Utilisation of provisions	(162)	(194)
Utilisation of provision for post retirement benefits	(121)	(77)
Change in inventories	130	(454)
Change in trade and other receivables	(385)	(394)
Change in trade and other payables	375	116
Other items	(84)	52

	10,805	9,196

Continues	Page 24 of 33
Group balance sheet
At 31 December

	2007	2006
	US$m	US$m

Non-current assets
Goodwill	15,497	841
Intangible assets	7,910	384
Property, plant and equipment	45,647	22,207
Investments in equity accounted units	7,038	2,235
Loans to equity accounted units	245	136
Inventories	178	99
Trade and other receivables	1,862	983
Deferred tax assets	585	225
Tax recoverable	6	135
Other financial assets	580	374

	79,548	27,619

Current assets
Inventories	5,382	2,540
Trade and other receivables	6,479	2,938
Assets held for sale	7,024	—
Loans to equity accounted units	117	15
Tax recoverable	250	79
Other financial assets	946	567
Cash and cash equivalents	1,645	736

	21,843	6,875

Current liabilities
Bank overdrafts repayable on demand	(104)	(14)
Borrowings	(8,109)	(1,490)
Trade and other payables	(6,667)	(2,693)
Liabilities of disposal groups held for sale	(2,632)	—
Other financial liabilities	(878)	(193)
Tax payable	(494)	(1,024)
Provisions	(783)	(366)

	(19,667)	(5,780)

Net current assets	2,176	1,095

Non-current liabilities
Borrowings	(38,614)	(2,007)
Trade and other payables	(503)	(362)
Other financial liabilities	(496)	(233)
Tax payable	(66)	(86)
Deferred tax liabilities	(6,486)	(2,339)
Provision for post retirement benefits	(3,195)	(770)
Other provisions	(6,040)	(3,532)

	(55,400)	(9,329)

Net assets	26,324	19,385

Capital and reserves
Share capital
- Rio Tinto plc	172	172
- Rio Tinto Limited (excluding Rio Tinto plc interest)	1,219	1,099
Share premium account	1,932	1,919
Other reserves	2,416	641
Retained earnings	19,033	14,401

Equity attributable to Rio Tinto shareholders	24,772	18,232
Attributable to outside equity shareholders	1,552	1,153

Total equity	26,324	19,385

At 31 December 2007, Rio Tinto plc had 997.2 million ordinary shares in issue and Rio Tinto Limited had 285.7 million shares in issue, excluding those held by Rio Tinto plc. Net tangible assets per share was US$1.06 (2006: US$12.99).

Continues	Page 25 of 33
Group statement of recognised income and expense
Years ended 31 December

	Attributable
	to
	shareholders	Outside	2007	2006
	of Rio Tinto	interests	Total	Total
	US$m	US$m	US$m	US$m

Currency translation adjustment	1,886	135	2,021	866
Cash flow hedge fair value losses	(201)	(223)	(424)	(378)
Gains on available for sale securities	49	2	51	19
Cash flow hedge losses transferred to the income statement	89	76	165	137
Gains on revaluation of available for sale securities transferred to the income statement	(16)	—	(16)	(4)
Actuarial gains on post retirement benefit plans	135	6	141	373
Tax recognised directly in equity	153	40	193	102

Net income recognised directly in equity	2,095	36	2,131	1,115

Profit after tax for the year	7,312	434	7,746	7,867

Total recognised income for the year	9,407	470	9,877	8,982

Group statement of changes in equity
Years ended 31 December

	Attributable
	to
	shareholders	Outside	2007	2006
	of Rio Tinto	interests	Total	Total
	US$m	US$m	US$m	US$m

Opening balance	18,232	1,153	19,385	15,739
Total recognised income for the year	9,407	470	9,877	8,982
Dividends	(1,507)	(164)	(1,671)	(2,766)
Own shares purchased from Rio Tinto shareholders
-Under capital management programme	(1,348)	—	(1,348)	(2,658)
-To satisfy share options	(64)	—	(64)	(49)
Ordinary shares issued	13	—	13	31
Outside interests in acquired companies	—	55	55	—
Shares issued to outside interests	—	38	38	69
Employee share options charged to income statement	39	—	39	23
Other movements	—	—	—	14

Closing balance	24,772	1,552	26,324	19,385

Continues	Page 26 of 33
Reconciliation with Australian IFRS
The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$736 million at 31 December 2007 (2006: US$740 million).
Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.
Reconciliation of Net earnings to Underlying earnings

	Pre-		Outside	Net	Net
	tax	Taxation	interests	amount	amount
Exclusions from	2007	2007	2007	2007	2006
Underlying earnings	US$m	US$m	US$m	US$m	US$m

Profits less losses on disposal of interests in businesses (a)	2	(1)	—	1	3
Impairment (charges)/reversals (b)	(58)	18	(73)	(113)	44
Exchange differences and derivatives:
- Exchange gains/(losses) on external debt and intragroup balances (c)	201	(37)	(8)	156	(16)
- Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	52	(19)	1	34	30
Other exclusions (f)	(308)	99	—	(209)	39

Total excluded from Underlying earnings	(111)	60	(80)	(131)	100

Net earnings	9,836	(2,090)	(434)	7,312	7,438

Underlying earnings	9,947	(2,150)	(354)	7,443	7,338

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a) Gains and losses arising on the disposal of interests in businesses.

(b) Charges and credits relating to impairment of non-current assets other than undeveloped properties.

(c) Exchange gains and losses on US dollar debt and intragroup balances.

(d) Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

Continues	Page 27 of 33

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.
Other charges excluded from underlying earnings, in 2007, primarily resulted from the acquisition of Alcan. These include the non-recurring impact of US$213 million on pre-tax profit of revaluing inventories on acquisition based on selling price, together with integration costs.
Consolidated net debt

	2007	2006
	US$m	US$m

Analysis of changes in consolidated net debt Opening balance	(2,437)	(1,313)
Adjustment on currency translation	(223)	(56)
Exchange gains credited to the income statement	136	38
Gains on derivatives related to net debt	11	44
Debt of acquired companies	(5,465)	—
Cash movement excluding exchange movements	(37,332)	(1,146)
Other movements	158	(4)

Closing balance	(45,152)	(2,437)

Analysis of closing balance
Borrowings	(46,723)	(3,497)
Bank overdrafts repayable on demand	(104)	(14)
Cash and cash equivalents	1,645	736
Other liquid resources	6	6
Derivatives related to net debt	24	332

Consolidated net debt	(45,152)	(2,437)

Geographical analysis (by destination)
Years ended 31 December

2007	2006		2007	2006
%	%		US$m	US$m

		Gross sales revenue
22.6	21.9	North America	7,582	5,575
19.8	17.2	Europe	6,641	4,378
16.8	19.6	Japan	5,633	4,986
18.0	16.0	China	6,021	4,062
12.2	13.5	Other Asia	4,105	3,438
5.6	5.8	Australia and New Zealand	1,892	1,477
5.0	6.0	Other	1,644	1,524

100.0	100.0	Total	33,518	25,440

Continues	Page 28 of 33
Prima facie tax reconciliation

	2007	2006
	US$m	US$m

Profit before taxation	9,836	10,240
Deduct: share of profit after tax of equity accounted units	(1,584)	(1,378)

Parent companies’ and subsidiaries’ profit before tax	8,252	8,862
Prima facie tax payable at UK and Australian rate of 30%	2,476	2,659
Impact of items excluded from Underlying earnings	(28)	201

Other permanent differences
Additional recognition of deferred tax assets (a)	—	(335)
Utilisation of previously unrecognised deferred tax assets	—	(140)
Adjustments to deferred tax liabilities following changes in tax rates (b)	(392)	(46)
Other tax rates applicable outside the UK and Australia	271	242
Resource depletion and other depreciation allowances	(173)	(187)
Research, development and other investment allowances	(81)	(21)
Other items	17	—

	(358)	(487)

Total taxation charge (c) (d)	2,090	2,373

(a)	The ‘Additional recognition of deferred tax assets’ of US$335 million in 2006 reflected improved prospects for future earnings from the Group’s US operations.

(b)	The ‘Adjustments to deferred tax liabilities following changes in tax rates’, totalling US$392 million (2006: US$46 million) result from a reduction in Canadian tax rates.

(c)	This tax reconciliation relates to the parent companies and subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$917 million (2006: US$770 million).

(d)	The total taxation charge includes UK — US$150 million (credit), Australia — US$1,378 million and Other — US$862 million (2006: UK — US$41 million, Australia — US$1,420 million and Other - US$912 million).
Acquisitions
On 23 October 2007, the Rio Tinto Group acquired a controlling 79.42% interest in the issued share capital of Alcan Inc. The remaining 20.58% was acquired by 14 November 2007.
The total purchase price to acquire Alcan Inc amounted to US$38.7 billion, which comprised US$38.5 billion of cash and US$0.2bn of liabilities assumed.
Alcan Inc. is the parent company of an international group of companies involved in bauxite mining, alumina refining, aluminium smelting, engineered products, flexible and specialty packaging, as well as related research and development.
The Group has decided to dispose of Alcan Packaging, which is presented in the balance sheet in the lines: ‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’. Therefore, the income and cash flow statements for the year exclude amounts relating to Alcan Packaging.
The fair values of the identifiable assets and liabilities of Alcan Inc. as at the date of acquisition were provisionally estimated as follows:

Continues	Page 29 of 33

	IFRS	Fair	Provisional
	carrying	value	fair
	values	adjustments	values
	US$m	US$m	US$m
Intangible assets	804	6,663	7,467
Property, Plant & Equipment	11,579	6,703	18,282
Equity method investments	1,415	2,770	4,185
Inventories	2,643	213	2,856
Assets held for sale	6,984	—	6,984
Cash	991	—	991
Deferred tax assets	223	5	228
Other assets	4,353	231	4,584
Loans and borrowings	(5,580)	115	(5,465)
Liabilities of disposal group held for sale	(2,642)	—	(2,642)
Deferred tax liabilities	(461)	(3,721)	(4,182)
Provisions for liabilities and charges	(4,581)	(57)	(4,638)
Other liabilities	(4,265)	(211)	(4,476)
Minority interest	(55)	—	(55)
Goodwill	2,055	12,478	14,533

Net attributable assets including goodwill	13,463	25,189	38,652

Total consideration:
Cost of shares			37,996
Acquisition costs			74
Liabilities assumed			132
Loan to acquired subsidiary			450

Total Consideration — Alcan			38,652

Other subsidiaries and EAUs acquired			54

Total Consideration			38,706

Cash outflow on acquisitions:
Total consideration			38,706
Net cash of acquired companies			(991)
Liabilities assumed			(132)
Other			(57)

Net acquisitions per cash flow statement			37,526

The future economic benefits represented by the goodwill include those associated with synergies, future development and expansion projects and the assembled workforce. As a result of the size of the acquisition and complexity of the valuation process, the above fair values are provisional. These will be subject to further review during the 12 months from the acquisition date.
For the period since acquisition, sales revenue of US$3,544 million (excluding equity accounted units) and profit after tax of US$294 million attributable to continuing operations are included in the Group income statement.
Accounting policies
The financial information included in this report has been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2007 and in accordance with: applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006); and Article 4 of the European Union IAS regulation.

Continues	Page 30 of 33
The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2006, except as follows:
-	the Group has adopted weighted average cost as its method of inventory valuation. This method of inventory valuation is more widely used by companies in the mining industry. Previously, the Group valued its inventories on the basis of First In, First Out (“FIFO”). The effect of this adjustment is not material to Group earnings or to shareholders’ funds in the current or prior periods. Therefore, prior period information has not been restated.

-	The Group has also applied other new accounting standards and interpretations in the year. These affect disclosure only, and have no impact on this financial information. Therefore, full details will be included in the 2007 Annual Report and Financial Statements.
Certain prior year information has been reclassified to conform with the current year presentation. Exploration and evaluation costs charged against income were previously included in ‘Cash used in investing activities’ but are now included within ‘Cash flow from operating activities’. As a result, exploration and evaluation costs expensed of US$273 million have been reclassified in the comparative figures for the full year 2006, within the Cash flow statement.
Status of financial information
This preliminary announcement does not constitute the Group’s full financial statements for 2007, which will be approved by the Board and reported on by the auditors on 5 March 2008 and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. Accordingly, the financial information for 2007 is unaudited and does not have the status of statutory accounts within the meaning of Section 240 of the Companies Act 1985.
Financial information for the year to 31 December 2006 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, as filed with the Registrar of Companies. The Auditors’ report on the full financial statements for the year to 31 December 2006 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under 237(3) (regarding provision of necessary information and explanations).
Notes to financial information by business unit
(Pages 8 and 9)
The following changes have been made to the presentation of this information. Full year 2006 results have been reclassified accordingly.
Product groups/business segments
During 2007, Industrial Minerals and Diamonds were combined to form the Diamonds and Minerals product group.
Other
Project evaluation and other costs specifically attributable to product groups are now reported as part of product group earnings. Previously, these were reported centrally in ‘Exploration and evaluation’ and ‘Other items’, respectively.
Capitalised evaluation costs
Capital expenditure by product group now includes capitalised evaluation costs.

Continues	Page 31 of 33
Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.
(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.

(c)	Net earnings represent profit after tax for the period attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is therefore 53 per cent, net of amounts attributable to outside equity shareholders.

(e)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.

(f)	Includes Rio Tinto’s interests in Rio Tinto Aluminum (100 per cent) and Anglesey Aluminium (51 per cent).

(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(h)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(i)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent), Dampier Salt (68.4 per cent) and Luzenac Talc (100 per cent).

(j)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(k)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.

Continues	Page 32 of 33
Summary financial data in Australian dollars, Sterling and US dollars

2007	2006	2007	2006		2007	2006
A$m	A$m	£m	£m		US$m	US$m

39,957	33,810	16,741	13,818	Gross sales revenue	33,518	25,440

35,405	29,856	14,834	12,203	Consolidated sales revenue	29,700	22,465

11,725	13,609	4,913	5,562	Profit before taxation	9,836	10,240

9,234	10,455	3,869	4,273	Profit for the year	7,746	7,867

				Net earnings
				attributable to
8,717	9,885	3,652	4,040	Rio Tinto shareholders	7,312	7,438

8,873	9,752	3,718	3,986	Underlying earnings (a)	7,443	7,338

677.9c	741.3c	284.0p	303.0p	Basic earnings per ordinary share	568.7c	557.8c

690.1c	731.3c	289.1p	298.9p	Basic Underlying earnings per ordinary share (a)	578.9c	550.3c

				Dividends per share to
				Rio Tinto shareholders
143.5c	107.3c	58.2p	44.8p	- paid (regular)	116.0c	81.5c
—	145.4c	—	61.9p	- paid (special)	—	110.0c

93.0c	82.8c	43.1p	32.6p	- proposed final dividend	84.0c	64.0c

(40,830)	4,936	(17,107)	2,017	Cash flow before financing activities	(34,251)	3,714

(51,426)	(3,084)	(22,683)	(1,241)	Net debt	(45,152)	(2,437)

28,214	23,069	12,444	9,283	Equity attributable to Rio Tinto shareholders	24,772	18,232

(a)	Underlying earnings exclude net expenses of US$131 million (2006: US$100 million net income), which are analysed on page 26.

(b)	The financial data above has been extracted from the financial information set out on pages 22 to 27.

The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

Continues	Page 33 of 33
Metal prices and exchange rates

						Increase/
		2007		2006		(Decrease)

Metal prices — average for the period

Copper	- US cents/lb		324c		306c	6%
Aluminium	- US cents/lb		120c		116c	3%
Gold	- US$/troy oz	US$	691	US$	602	15%
Molybdenum	- US$/lb	US$	30	US$	25	20%

Average exchange rates in US$

Sterling			2.00		1.84	9%
Australian dollar			0.84		0.75	11%
Canadian dollar			0.93		0.88	6%
South African rand			0.14		0.15	(4%)

Period end exchange rates in US$

Sterling			1.99		1.96	1%
Australian dollar			0.88		0.79	11%
Canadian dollar			1.01		0.86	18%
South African rand			0.15		0.14	2%

Availability of this report
This report is available on the Rio Tinto website.